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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Kiska Metals Announces Private Placement

KSK09-03

Vancouver, BC – August 26, 2009: Jason Weber, P.Geo., President and CEO of Kiska Metals Corporation ("Kiska") announces that Kiska has engaged Haywood Securities Inc. and Research Capital Corporation to act as agents on a best-efforts private placement basis, for an offering of 9,000,000 units at $0.55 for gross proceeds of $4,950,000.

Each unit consists of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of eighteen months from the closing of the private placement (the "Closing"), one common share at a price of $0.80 per share. The warrants will contain a provision whereunder if, during the term of any unexercised warrant commencing four months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $1.10 per share or greater the Company may, at its option and by notice in writing to each holder, require the holder of the warrant to exercise such warrant within 30 days, failing which the warrant will be deemed to have expired.

A cash commission of 6% of the total gross proceeds realized from the placement is payable in cash together with agent’s warrants equal to 6% of the number of units placed. Each agent’s warrant will entitle the holder to purchase one common share at a price of $0.80 per share for a period of eighteen months from the Closing.

The units issued on the offering will be subject to a four-month hold with respect to trading in Canada. The closing will occur on or about September 14, 2009. The placement is subject to acceptance of the TSX Venture Exchange.

The proceeds from the private placement financing will be used for exploration of the Company’s Whistler Project in Alaska and for general corporate purposes.

About Kiska Metals Corporation

Kiska Metals Corporation is the recent combination of two international mineral exploration companies, both with renowned technical expertise and sizable exploration portfolios. Bringing Rimfire Minerals Corporation and Geoinformatics Exploration together has created a company which enjoys the benefits of ownership of the multi-million ounce Whistler gold deposit, numerous exciting early stage exploration opportunities around the world, and partnerships with some of the world’s largest and most successful gold producers.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

THIS PRESS RELEASE, REQUIRED BY APPLICABLE CANADIAN LAWS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.  THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

CAUTIONARY STATEMENT:  No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.  This News Release includes certain “forward-looking statements”.  Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Kiska’s expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators.  Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Reporting Issuer:

Kiska Metals Corporation

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 4N9

Item 2

Date of Material Change:

August 25, 2009

Item 3

Press Release:

Date

Place of Issue

August 26, 2009

Vancouver BC - Marketwire

Item 4

Summary of Material Change:

Kiska Metals Corporation ("Kiska") announces that Kiska has engaged Haywood Securities Inc. and Research Capital Corporation to act as agents on a best-efforts private placement basis, for an offering of 9,000,000 units at $0.55 for gross proceeds of $4,950,000.

Item 5

Full Description of Material Changes:

Kiska Metals Corporation ("Kiska") announces that Kiska has engaged Haywood Securities Inc. and Research Capital Corporation to act as agents on a best-efforts private placement basis, for an offering of 9,000,000 units at $0.55 for gross proceeds of $4,950,000.

Each unit consists of one common share and one half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase, for a period of eighteen months from the closing of the private placement (the "Closing"), one common share at a price of $0.80 per share. The warrants will contain a provision whereunder if, during the term of any unexercised warrant commencing four months after the Closing, the common shares of the Company trade on any exchange for a period of 20 consecutive trading days at a price of $1.10 per share or greater the Company may, at its option and by notice in writing to each holder, require the holder of the warrant to exercise such warrant within 30 days, failing which the warrant will be deemed to have expired.

A cash commission of 6% of the total gross proceeds realized from the placement is payable in cash together with agent’s warrants equal to 6% of the number of units placed. Each agent’s warrant will entitle the holder to purchase one common share at a price of $0.80 per share for a period of eighteen months from the Closing.

The units issued on the offering will be subject to a four-month hold with respect to trading in Canada. The closing will occur on or about September 14, 2009. The placement is subject to acceptance of the TSX Venture Exchange.

The proceeds from the private placement financing will be used for exploration of the Company’s Whistler Project in Alaska and for general corporate purposes.

Item 6

Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7

Omitted Information:

Not applicable.

Item 8

Executive Officers:

Jason S. Weber, President & CEO

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 4N9

Telephone: (604) 669-6660

Email: jasonw@kiskametals.com

Dorothy Miller, Chief Financial Officer

Suite 1350 - 650 West Georgia Street

Vancouver, B.C.

V6B 4N9

Telephone: (604) 669-6660

Item 9

Date:

DATED at the City of Vancouver, in the Province of British Columbia this 26th day of August 2009

KISKA METALS CORPORATION

“Jason S. Weber”

Jason S. Weber

 President and CEO

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KISKA METALS CORPORATION (Registrant)

Date: August 26, 2009	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer